UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-54694

CUSIP NUMBER 98158H106

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

World Moto, Inc.
Full Name of Registrant

Net Profits Ten Inc.
Former Name if Applicable

1777 Moo 5 Soi Sukhumvit 107 Sukhumvit Road North Sumrong, Amphur Muang, Samut Prakan
Address of Principal Executive Office (Street and Number)

Bangkok, Thailand
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant completed a major acquisition in November, 2012. It took the Registrant longer than usual to prepare the accounting documentation and to collect all the necessary supporting documents, some of which needed to come from outside the United States, rendering timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Giles	(646)	840-8781
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the acquisition of assets in November, 2012, the financial results will be different from those of December 31, 2011. For the twelve month period ended December 31, 2012, the Registrant had no revenue and a net loss of approximately $299,000, as compared to a net loss of approximately $21,466 for the twelve month period ended December 31, 2011. The Registrant did not report any revenues for the twelve month period ended December 31, 2011. The increase in net loss is attributed to the expenses related to the acquisition of assets from World Moto (Thailand) Co., Ltd and the development and commencement of the new business.

World Moto, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 26, 2013	By:	/s/ Lisa Ziomkowski-Boten
Lisa Ziomkowski-Boten
	Title:	Treasurer